Exhibit A

[Summary English Translation]

Cencosud S.A.

Av. Kennedy 9001, Floor 6

Las Condes, Santiago, Chile

Registered in the Securities Registry No. 743

NOTICE OF ESSENTIAL EVENT

Santiago, Chile, June 17, 2013

Mr. Fernando Coloma Correa

Superintendent of Securities and Insurance

Dear Sir:

Pursuant to Articles 9 and 10 of Law No. 18,045 of the Republic of Chile and General Rule No. 30 of the SVS, I am writing to give notice of the following essential event:

Today, Itaú Unibanco Holding S.A., or Itaú Unibanco, and the Company signed a Memorandum of Understanding for the joint development of a retail financial business in Chile and Argentina.

The Memorandum of Understanding sets forth an exclusive 90-day period, renewable for an additional 90 days, to negotiate the final agreements, perform due diligence on Cencosud’s retail financial business in both Chile and Argentina and define the main commercial terms of the final agreements, including, among others: (i) a 15-year period, renewable upon agreement between the parties; (ii) a legal structure for the joint venture in Chile and Argentina, where the local affiliate of Itaú Unibanco will own 51% and Cencosud’s local affiliate will hold the remaining 49%; (iii) one payment to Cencosud (encompassing both Chile and Argentina) of approximately U.S.$307 million (subject to certain adjustments); and (iv) the financing of the current and future credit card loan portfolio accounts in the corresponding jurisdictions, under the responsibility of the respective local affiliate of Itaú Unibanco, within the limits that each jurisdiction allows. Currently, credit card loan portfolios in both Chile and Argentina amount to approximately U.S.$1,300 million.

The completion of this transaction is subject to regulatory approval in Chile, Argentina and Brazil.

Yours Truly,

Daniel Rodríguez Cofré
Corporate CEO
Cencosud S.A.